

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Mark White
Chief Executive Officer and President
Touchpoint Group Holdings Inc.
4300 Biscayne Blvd., Suite 203
Miami, Florida 33137

   Re: Touchpoint Group Holdings Inc.
     Registration Statement on Form S-1
     Filed January 6, 2022
     File No. 333-262040

Dear Mr. White:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Erin Donahue at 202-551-6001 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing